The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY 10153
212.572.4200
                                                                       ESTEE
                                                                       LAUDER
                                                                       COMPANIES



November 19, 2004


Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0510
Washington, D.C. 20549-0510

RE:      The Estee Lauder Companies Inc.
         Form 10-K for the fiscal year ended June 30, 2004
         File No. 1-14962


Dear Mr. Decker:

This letter sets forth the responses of The Estee Lauder Companies Inc. (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated November 1, 2004. The Company's responses set forth below correspond to the comments as numbered in the staff's letter.

General
-------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Company Response:
-----------------

         We note the instructions regarding future filings. Our proposed disclosures set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings. We also note that we filed an amendment to our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 on November 5, 2004 to respond to comment 23 of the staff's letter.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations
-------------
Critical Accounting Policies and Estimates, page 17
-----------------------------------------------------------------

2. Please expand your discussion of critical accounting policies to address the following:
         o Types of assumptions underlying the most significant and subjective estimates;
         o Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
         o A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate.
         o A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance;
         Refer to SEC Releases 33-8098 and 33-8350.

Company Response:
-----------------

         We noted the reference to the Commission's Proposed Rule, SEC Release 33-8098, and the Commission's Interpretation, SEC Release 33-8350. We disclosed in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004, that our critical accounting policies are revenue recognition, concentration of credit risk, inventory, pension and other postretirement benefit costs, goodwill and other intangible assets, income taxes and derivatives. We also disclosed that those critical accounting policies include three subjective critical estimates (i.e., sales return accrual, allowance for doubtful accounts and income tax reserves). We will disclose additional information regarding these accounting policies and subjective critical estimates in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005. The following is an example of how we expect to provide these disclosures in future filings:

              Revenue Recognition
              Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are recognized at the time the product is shipped to the customer and, in the Europe, Middle East & Africa and Asia/ Pacific regions, sales are recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale (e.g., at our retail stores).

              Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were X%, 4.6% and 5.1% in fiscal 2005, 2004 and 2003, respectively.

              Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns by region, estimated future returns and information provided by authorized retailers regarding their inventory levels. Consideration of these factors results in an accrual for anticipated sales returns that reflects increases or decreases related to seasonal fluctuations. Experience has shown a correlation between retailer inventory levels and sales returns in the subsequent period, as well as a consistent pattern of returns due to the cyclical nature of our business. In addition, as necessary, specific accruals may be established for future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, solvency of our customers, store closings by retailers, the economic retail environment and our decision to continue or support new and existing products.

              Management of the Company has discussed the selection of significant accounting policies and the effect of estimates with the Audit Committee of the Company's Board of Directors.

         We will expand our discussions, in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005, to note any:

              o Significant known trends, demands, commitments, events or uncertainties that were reasonably likely to occur and materially affect the methodology or assumptions used for our critical accounting policy estimates; and

              o Specific accruals which may be necessary for future known or anticipated events.

         We will provide in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005, a quantitative discussion of changes in overall financial performance if we were to assume that our subjective critical estimates were changed, (i.e., our sales return accrual, allowance for doubtful accounts and income tax reserves) by using a reasonably possible range of estimates or factors to derive these balances, as follows:

              While we believe that the estimates that we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, selling, general and administrative expenses or our provision for income taxes as they relate to the provisions for anticipated sales returns, allowance for doubtful accounts and income taxes. Had these estimates been changed by X% in either direction, our reported net sales would have increased or decreased by approximately $XX million, the related cost of sales would have changed by approximately $XX million, selling, general and administrative expenses would have changed by approximately $XX million and the provision for income taxes would have increased or decreased by approximately $XX million. Had these changes occurred simultaneously, the impact of such changes on operating income and net earnings per diluted common share would have increased, or decreased, by approximately $XX million or $XX per diluted common share.

         We will expand our discussions, in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005, to provide additional disclosure as follows:

              During the three-year period ended June 30, 2005, there have not been material changes in the assumptions underlying these critical accounting policies, nor to the related significant estimates, since the results of our business underlying these assumptions have not differed significantly from our expectations.

         Please note that if there are significant changes in our assumptions or the results underlying those assumptions, we will then provide the appropriate disclosure.

Reconciliations of Financial Results, page 21
---------------------------------------------

3. Your presentation of condensed statements of earnings described as "Non-GAAP Results" gives too much prominence to amounts not calculated and presented in accordance with GAAP. Given the guidance of Item 10(e)
         (1)(i)(A) of Regulation S-K, please remove the non-GAAP statements of earnings. Naturally, you may present specific non-GAAP measures, as long as the requirements in Item 10(e) of Regulation S-K have been met.

Company Response:
-----------------

         We will exclude the fiscal 2003 table from our Annual Report on Form 10-K for the fiscal year ending June 30, 2005. In order to provide necessary clarification, we will modify the paragraphs presently under the heading "Reconciliation of Financial Results" and move that discussion under the subheading "Operating Expenses" in order to reconcile the GAAP and non-GAAP results as follows:

              Our fiscal 2003 results, as reported in conformity with U.S. generally accepted accounting principles ("GAAP"), include an adjustment for a special pre-tax charge of $22.0 million, or $13.5 million after tax, equal to $.06 per diluted common share, in connection with the proposed settlement of a class action lawsuit brought against us and a number of other defendants. The amount of the charge in this case is significantly larger than similar charges we have incurred individually or in the aggregate for legal proceedings in any prior year and we do not expect to take a charge of a similar magnitude for a single matter like it in the near future. In our discussions of "Operating Expenses" and "Operating Results" we include the results as reported and the non-GAAP results. We have presented the non-GAAP results because of the special nature of the charge, which affects comparability from period to period. We believe that such measures provide investors with a view of our ongoing business trends and results of continuing operations. This is consistent with the approach used by management in its evaluation and monitoring of such trends and results and provides investors with a base for evaluating future periods. There were no events or transactions subsequent to fiscal 2003 for which we believe such a presentation would be relevant.

              In fiscal 2003, operating expenses and operating income in accordance with GAAP were $3,267.9 million or 64.1% of net sales and $503.7 million or 9.9% of net sales, respectively. Before the charge (non-GAAP results) operating expenses would have been $3,245.9 million or 63.7% of net sales and operating income would have been $525.7 million or 10.3% of net sales.

              While we consider the non-GAAP financial measures useful in analyzing our results, it is not intended to replace, or act as a substitute for, any presentation included in the consolidated financial statements prepared in conformity with GAAP.

4. You have presented the 2003 reconciliation as the special pre-tax charge of $22.0 million in connection with the proposed settlement of a class action lawsuit is significantly larger than similar charges incurred individually or in the aggregate. It appears that costs of a similar nature would have been incurred within the prior two years or are likely to recur within the subsequent two years. Please tell us how you considered the requirements in Item l0(e)(l)(ii)(B) of Regulation S-K.

   Company Response:
   -----------------

         In providing this disclosure we did consider the requirements of Item 10(e)(1)(ii)(B) of Regulation S-K and other guidance regarding the use of non-GAAP financial measures.

         We used the non-GAAP measure in our MD&A to explain the impact that the charge had on our operating expenses, operating margin and diluted net earnings per common share for our fiscal year ended June 30, 2003 to help investors more easily view and compare our ongoing business trends and results of continuing operations.

         The legal matter underlying the charge was a unique class action lawsuit. We were never involved in any cases like it before we took the charge and, given our long history and the way we operate our business, did not believe it was reasonably likely that there would be a charge of this nature or of a similar magnitude for a single matter like it within the next two years. The reference to "similar charges" was only meant to recognize that we have taken charges relating to legal matters in the past, but no charge of an amount or of a similar nature to the one we took at the end of fiscal 2003.

Fiscal 2004 as Compared with Fiscal 2003, page 23
-------------------------------------------------

5. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, the decrease in operating expenses as a percentage of net sales for the year ended June 30, 2004 compared to the year ended June 30, 2003 was due to higher growth in net sales, ongoing cost containment efforts, partially offset by operating expenses related to BeautyBank, higher operating costs associated with newly acquired brands, and expenses related to compliance with regulatory requirements. Refer to Item 303(a)(3)(i) of Regulation S-K and Financial Reporting Codification 501.04.

Company Response:
-----------------

         Beginning with our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, we have provided additional quantification of the factors that contributed to changes in our reported results of operations (see pages 12 to 15).

Product Categories, page 26
---------------------------

6. Where there is more than one reason for a change between periods, please revise your segment MD&A for the annual periods to quantify the extent to which each reason contributed to the overall change in the segment line item. For example, net sales of skin care products increased due to the recent launches of certain products, full year of the Darphin line of products, partially offset by lower net sales of certain existing products. Refer to Item 303(a)(3) of Regulation S-K.

 Company Response:
 -----------------

        Beginning with our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, we have provided additional quantification of the factors that contributed to changes in our product category results (see pages 12 to 14).

Liquidity and Capital Resources, page 28
----------------------------------------

7. Please disclose your material commitments for capital expenditures, the general purpose of those commitments and the anticipated source of funds needed to fulfill those commitments. See Item 303(a)(2) of Regulation S-K.

Company Response:
-----------------

         Anticipated capital expenditures related to fiscal 2005 do not include a material amount of purchase commitments. Capital expenditures are funded using cash from operations and typically we do not have significant purchase commitments.

         Further, we note that our capital improvement commitments have been included in the table of contractual obligations on page 31, and specifically in footnote (3).

         We will discuss in future filings the material commitments, if any, related to capital improvements.

Table of Contractual Obligations, page 31
-----------------------------------------

8. Please consider revising your table of contractual cash obligations to include the following:
         (a) Estimated interest payments on your debt;
         (b) Estimated payments under interest rate swap agreements; and
         (c) Planned funding of pension and other postretirement benefit obligations.

         Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Company Response:
-----------------

         We will incorporate such additional disclosures, to the extent that they continue to be applicable as of those dates, in the table of contractual obligations in future filings beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2005. We note that debt interest, derivative and pension information is available elsewhere within our Annual Report on Form 10-K for the fiscal year ended June 30, 2004 on pages 30 and 31 "Pension Plan Funding and Expense," page 32 "Interest Rate Risk Management" and pages F-19 and F-20 "Note 8 - Debt."

Forward-Looking Information, page 34
------------------------------------

9. Your statement that words such as "will" and "will continue" are used to identify forward-looking statements is confusing, since these terms generally imply more certainty. Please revise or advise.

Company Response:
-----------------

         Beginning with our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, the words "will" and "will continue" have been removed as expressions that are intended to identify forward-looking statements (see page 19).

Financial Statements
--------------------
Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------
General
-------

10. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
         o in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

         o in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Company Response:
-----------------

         Beginning with our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, we have included the following additional language in Note 1 of the Notes to Consolidated Financial Statements under the caption "Inventory and Promotional Merchandise."

              "Cost components include raw materials, componentry, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight."

         In addition, we are supplementally advising you that we do not exclude these routine manufacturing costs from our inventory, or related cost of sales, and thus we believe additional MD&A disclosures are not necessary.

Property, Plant and Equipment, page F-9
---------------------------------------

11. Please clarify which line item includes depreciation and amortization of property, plant and equipment. In addition, refer to the disclosure requirements of SAB Topic 11:B.

Company Response:
-----------------

         Beginning with our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, we have included the following additional language in Note 1 of the Notes to Consolidated Financial Statements under the caption "Property, Plant and Equipment."

              "Depreciation and amortization related to our manufacturing process is included in cost of sales and all other depreciation and amortization is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings."

12. Please separately disclose the range of useful lives for each category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Company Response:
-----------------

         Beginning with our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, we have included a range of asset lives, by asset class, in Note 1 of the Notes to Consolidated Financial Statements under the caption "Property, Plant and Equipment."

Goodwill and Other Intangible Assets, page F-9
----------------------------------------------

13. Please disclose the estimated useful life of each class of intangibles. Please also disclose the estimated aggregate amortization expense for each of the next five years. Refer to paragraph 45(a)(3) of SFAS 142.

Company Response:
-----------------

         We will provide the following disclosure in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005 which will include the estimated useful life of each class of intangible asset and the estimated aggregate amortization expense for each of the next five fiscal years, as follows:

              Other intangible assets include trademarks and patents, as well as license agreements and other intangible assets resulting from or related to businesses we purchased. Indefinite lived assets (e.g., trademarks) are not subject to amortization and are evaluated periodically for impairment or sooner if certain events or circumstances indicate a potential impairment. Patents are amortized on a straight-line basis over the shorter of the legal term or the useful life of the patent, X years to Y years. Other intangible assets (e.g., noncompete agreements, customer lists) are amortized on a straight-line basis over their expected period of benefit, X years to Y years. Intangible assets related to license agreements are amortized on a straight-line basis over the initial term of the agreement, currently X years to Y years. The aggregate amortization expenses related to amortizable intangible assets for the years ended June 30, 2005, 2004 and 2003 were $X million, $4.0 million and $1.9 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is $X million, $X million, $X million, $X million and $X million.

Accumulated Other Comprehensive Income (Loss), page F-11
--------------------------------------------------------

14. As discussed on page F-17, you closed your operations in Argentina. Please present the reclassification adjustments related to your foreign currency translation adjustments. See paragraph 19 of SFAS 130.

Company Response:
-----------------

         We are supplementally advising you that $3.4 million of the $46.0 million reported as translation adjustments in fiscal 2002 was related to our decision to close operations in Argentina. We note your reference to SFAS 130 and will consider such in future filings. However, please be aware that the Argentina closure occurred in fiscal 2002, which will no longer be presented in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005.

Revenue Recognition, page F-11
------------------------------

15. You disclose that revenues are generally recorded when products are shipped. Please disclose in your revenue reconciliation policy:
         o Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements;
         o Your customers' rights of inspection, acceptance, and return; and
         o When title passes from you to your customer.
         Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Company Response:
-----------------

         See our response to comment 16.

16. You state that generally revenues from merchandise sales are recorded at the time the product is shipped to the customer. Expand your disclosure to state what you mean by "generally." For those sales which you do not record sales at the time of shipment, state when you do record these sales.

Company Response:
-----------------

         In response to comments 15 and 16, we will provide the following disclosure about our revenue recognition policy in our Form 10-K for the fiscal year ending June 30, 2005 as follows:

              Revenues from merchandise sales are recognized upon transfer of ownership, including passage of title to the customer and transfer of the risk of loss related to those goods. In the Americas region, sales are recognized at the time the product is shipped to the customer and, in the Europe, Middle East & Africa and Asia/Pacific regions, sales are recognized based upon the customer's receipt. In certain circumstances, transfer of title takes place at the point of sale (e.g., at our retail stores).

              Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts, incentive arrangements with retailers and an amount established for anticipated product returns. The Company's practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, the Company typically provides a credit to the retailer against accounts receivable from that retailer. As a percentage of gross sales, returns were X%, 4.6% and 5.1% in fiscal 2005, 2004 and 2003, respectively.

         We supplementally advise the staff that our practice of recognizing revenue has not been contradicted by disagreements or exceptions with regard to our customers' right of inspection and/or acceptance of product.

Advertising and Promotion, page F-12
------------------------------------

17. Since you engage in co-op advertising arrangements, please disclose your accounting policy for them, including the statement of earnings line item in which they are included. If you pay slotting fees, have buydown programs, and/or make other payments to resellers, please provide similar disclosures regarding each of these types of arrangements as well. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense, rather than as a reduction of revenues, please tell us how the arrangement meets the requirements of EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Company Response:
-----------------

         Effective January 1, 2002, we adopted the provisions of EITF 01-9. At that time we evaluated the types of activities that we enter into with our customers that are resellers of our products.

              a. We evaluated promotional activities that are directly linked with an exchange transaction (e.g., purchase with purchase, gift with purchase and bonification, which is offered outside the United States and is similar to a volume based discount), and have deemed them to be "sales incentives" within the meaning of EITF 01-9. Accordingly, we have categorized the elements of those transactions as sales, sales reductions (in accordance with paragraph 11) or cost of sales (in accordance with paragraph 10), as applicable, in the consolidated statements of earnings.

              b. We evaluated promotional activities related to the demonstration of our products (e.g., beauty advisors, retail sales counters) and concluded that these promotional costs satisfy the conditions of paragraph 9a and 9b of the EITF and the related examples in the EITF consensus in that we receive an identifiable benefit in exchange for the consideration, we can sufficiently separate those costs from the sale of our products, and we can determine the value of the benefit received. Accordingly, the related costs are recorded as a component of selling, general and administrative expenses in the consolidated statements of earnings.

             c. We evaluated our advertising activities (e.g., co-op advertising), and concluded that where a cost sharing arrangement was made we were able to satisfy the conditions of paragraph 9a and 9b of the EITF in that we receive an identifiable benefit in exchange for the consideration, we can sufficiently separate those costs from the sale of our products, and we can determine the value of the benefit received. Accordingly, these costs are recorded as a component of selling, general and administrative expenses in the consolidated statements of earnings. As it relates to co-op advertising, our ability to identify the benefit received is supported by our involvement in the type and timing of the advertisement and our engagement of an independent third-party to verify and report to us the execution and cost of the advertisement.

         We will add in Note 2 of our Notes to Consolidated Financial Statements within our Annual Report on Form 10-K for the fiscal year ending June 30, 2005 the following:

              Payments to Customers
              The Company is subject to the provisions of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." In accordance with this guidance, the Company has recorded the revenues generated from purchase with purchase promotions as sales and the costs of our purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales in the accompanying consolidated statements of earnings and were not material to the results of operations in any period presented.

              We make payments to customers related to cooperative advertising, product promotions and demonstrations. These costs are included in selling, general and administrative expenses in the accompanying consolidated statements of earnings and were $XX million, $XX million and $XX million in fiscal 2005, 2004 and 2003, respectively.

         We are also supplementally advising you that there are no significant estimates or assumptions underlying the accounting for arrangements with our customers that are within the scope of EITF Issue 01-9 and accordingly we do not believe any additional disclosure in MD&A is necessary.

Note 4.  Acquisition and Divestiture of Businesses and License Arrangements,
----------------------------------------------------------------------------
page F-15
---------

18. You have various license arrangements to develop and market products under brand names such as Tommy Hilfiger, DKNY, Kate Spade, and Michael Kors. Please disclose the basic terms and duration of these and other license arrangements. Please disclose your responsibilities under these arrangements including whether amounts are owed during the term of the license agreements or whether all required payments are made upon initiation of the contract. In addition, please disclose how you account for these arrangements on an ongoing basis. We note the intangible assets recorded.

Company Response:
-----------------

         We will provide the following disclosure in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005:

              Our license agreements provide us with worldwide rights to manufacture, market and sell beauty and beauty-related products (or particular categories thereof) using the licensors' trademarks. The licenses typically have an initial term of X years to Y years, and are renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including all of our existing licenses, range from X years to Y years and certain agreements can be renewed perpetually. Under each license, we are required to pay royalties to the licensor, at least annually, based on net sales to third parties.

              Most of our licenses were entered into to create new business. In some cases, we acquired, or entered into, a license where the licensor or another licensee was operating a pre-existing beauty products business. In those cases intangible assets are capitalized and amortized over the initial term of the agreement and are subject to periodic impairment testing.

              Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are earned while advertising and promotional expenses are accrued at the time these costs are incurred.

         Please note, the aforementioned minimum royalty payments and advertising activities have been forecasted and included in our "Contractual Obligations" table within the MD&A in our Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

Note 6.  Income Taxes, page F-17
--------------------------------

19. You provide tax reserves for federal, state and international exposures relating to audit results, planning initiatives and compliance responsibilities. If material, provide the disclosures required by paragraphs 9 and 10 of SFAS 5.

Company Response:
-----------------

         Pursuant to paragraph 9 of SFAS No. 5, we will provide the following additional information regarding the "nature of the accrual" in Note 6
         - Income Taxes of the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ending June 30, 2005. We do not believe that it is necessary to disclose the amount accrued in order for the consolidated financial statements not to be misleading.

              Earnings from the Company's global operations are subject to tax in various jurisdictions both within and outside the United States. The Company is routinely audited in these jurisdictions and these reviews can involve complex issues that may require an extended period of time for resolution. The Company's U.S. Federal income tax returns have been examined and settled through fiscal 1997. The Company is currently under examination by the Internal Revenue Service for fiscal years 1998 through 2001. In addition, the Company has ongoing audits in various state and local jurisdictions, as well as audits in various foreign jurisdictions.

              The Company provides tax reserves for Federal, state and local and international exposures relating to audit results, tax planning initiatives and compliance responsibilities. The development of these reserves requires judgments about tax issues, potential outcomes and timing, and is a subjective critical estimate. Although the outcome of these tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made for potential liabilities emanating from these reviews. If actual outcomes differ materially from these estimates, they could have a material impact on the Company's results of operations.

Note 8.  Debt, page F-19
------------------------

20. During fiscal 2004, you and the holders of the $6.50 Cumulative Redeemable Preferred Stock exchanged all of the outstanding shares due June 30, 2005 for a newly issued series of cumulative redeemable preferred stock with a mandatory redemption date of June 30, 2015 with a variable dividend rate. This exchange transaction was accounted for as a modification of the terms of the cumulative redeemable preferred stock, and accordingly, the effects of this transaction were limited to the prospective change in dividend rates. Tell us how you determined it was appropriate to treat this exchange transaction as a modification based on the requirements of EITF 96-19 or other applicable literature.

Company Response:
-----------------

         In contemplating the modification of terms as it related to our outstanding redeemable preferred stock we considered the guidance set forth in EITF Issue 96-19 as follows:

            o If the new instrument was considered "substantially different" it would be treated as an extinguishment and reissuance of the instrument.
            o A substantial modification is measured by determining "if the present value of the cash flows under the terms of the new instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument."
            o We modeled the prior and current transactions to determine the potential range of differences utilizing different put/call scenarios.
            o The guidance indicates that the "cash flow assumptions that generate the smaller change are to be used in the 10% test."
            o Mortality and other put/call timing factors underlying the instrument resulted in a fair value scenario that would be unchanged after modification.
            o Accordingly, we concluded that a substantial modification had not taken place and, therefore, the accounting would follow as a modification of terms.

Note 15.  Commitments and Contingencies, page F-30
--------------------------------------------------

21. Please expand your disclosure related to the consolidated class action lawsuit to specifically address the following:
        o Clarify whether you are still awaiting Court approval for the settlement agreement.

        o Clarify whether the $22 million charge recorded in 2003 is also the total amount accrued as of the latest balance sheet date related to this matter. If not, disclose the total amount accrued as of the latest balance sheet date. In addition, if it is reasonably possible that a material loss may have been incurred in excess of the amount accrued, disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.
        o Clarify whether the settlement agreement for which you recorded the $22 million also relates to the Federal Action. If the Federal Action is independent, provide the disclosures required by paragraphs 9 and 10 of SFAS 5.

Company Response:
-----------------

         Our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, includes revisions to our disclosures in Part II, Item 1. "Legal Proceedings" that clarify matters relating to the proposed settlement of the class action lawsuit and the related reserves.

22. With respect to the Blydenburgh landfill and the Huntington/East Northport landfill, disclose whether the $16 million and $20 million represent the estimated investigation and cleanup costs for all potentially responsible parties or whether these are your estimated liability amounts. In addition, disclose whether any amounts have been accrued. If it is reasonably possible that a material loss may have been incurred in excess of the amount accrued, disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5.

Company Response:
-----------------

         Our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Securities and Exchange Commission on Tuesday, November 9, 2004, includes revisions to our disclosures in Part II, Item 1. "Legal Proceedings" that clarify matters relating to the environmental matters.

Exhibits 31.1 and 31.2
----------------------

23. Disclosure controls and procedures are now defined in Exchange Act Rules l3a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your Form 10-K to include certifications that conform to the format provided in item 60l(b)(31) of Regulation S-K and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-K in its entirety.

Company Response:
-----------------

         We have made the changes to the Section 302 certifications to conform to the format provided in 601(b)(31) of Regulation S-K and filed them as exhibits to our Annual Report on Form 10-K/A refiled in its entirety on November 5, 2004.

                                    * * * *

Based upon the responses provided and the incorporation of certain additional disclosure items in our Quarterly Report on Form 10-Q for the three-month period ended September 30, 2004, as filed with the Commission on November 9, 2004 and prospectively, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (212) 572-4429. My fax number is (212) 572-6787.

Very truly yours,

/s/ Richard W. Kunes

Richard W. Kunes
Executive Vice President and
Chief Financial Officer



cc:     Nudrat Salik




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